UNITED STATES OF AMERICA
             BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.




In the Matter of

Entergy Corporation
Entergy Enterprises, Inc.
Entergy Integrated Solutions, Inc.
(formerly Entergy Systems and Service, Inc.
and prior thereto Systems and
Service U.S.A., Inc.)                       CERTIFICATE PURSUANT
                                             TO RULE 24
     File No. 70-7947
     File No. 70-8509

(Public Utility Holding Company
          Act of 1935)

      Pursuant  to  Rule 24 promulgated by the Securities and  Exchange

Commission (SEC) under the Public Utility Holding Company Act of  1935,

as  amended, modified by the application(s)-declaration(s) in the above referenced  files and the related orders dated December  28,  1992  and

July 27, 1995 (collectively, the "Orders"), this is to certify that the

following  paragraphs  report  transactions  carried  out  by   Entergy

Integrated  Solutions, Inc. (EIS)<FN1> during the three (3) month  and  six

(6) month periods ended June 30, 1997 pursuant to the authorization  of the  SEC  and  provide  such other information as  is  required  to  be reported in accordance with the provisions of the Orders.


I.   Summary of Total Assets and Revenues of EIS By Type of Activity


                    Energy Management                  Funding of other
                          & DSM         Consulting        Contractors

Total Assets *       $131,471,280.05

Total Revenues        $23,472,114.00

*  Excludes assets that are not appropriately allocated to any specific business activity, but which support EIS's general business operations.


II.  Summary of Total Assets and Revenues of EIS By Geographic Region



                    Base Region      U.S. (excluding     World (excluding
                                       Base Region)           U.S.)
Total Assets **    $28,726,773.24     $51,062,227.51

Total Revenues      $7,926,230.88     $15,545,883.12

**  Excludes assets that are not dedicated to EIS's business activities in any specific geographic region.



III. Financial Statements



     EIS's unaudited Balance Sheets, as of  June 30, 1997 and as of the reporting  date, respectively, and Income Statements for the six  month period  ending  June  30,  1997, and for the  calendar  year  to  date,

respectively, are attached hereto.


     IN WITNESS WHEREOF, the undersigned companies have caused this certificate to be executed this 14th day of November, 1997.

                              Entergy Corporation


                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                     Senior Vice President,
                                     General Counsel and Secretary


                              Entergy Enterprises, Inc.


                              By:  /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Senior Vice President
                                      Law and Secretary

                              Entergy Integrated Solutions, Inc.


                              By:  /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Vice President and Secretary


_______________________________
<FN1>  By amendment to its Certificate of Incorporation, Entergy Systems and
       Service, Inc. changed its name to "Entergy Integrated Solutions, Inc.", effective May 7, 1996